SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
DIVISION OF TRADING & MARKETS

SE  MISSION

12061772

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ANNUAL AUDITED REPORT (A)
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burch & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce D. Culley CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Clw 3/15/12

Clw 3/15/12

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Burch & Company, Inc.
Kansas City, MO

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Burch & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Burch & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Burch & Company, Inc.'s management is responsible for the Burch & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I

performed additional procedures, other matters might have come to my attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 23, 2012

BURCH COMPANY, INC.
DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT
SCHEDULE OF ASSESSMENT AND PAYMENT

Total Revenue	$ 11,045,877
Deductions	
Mutual Fund Trails - House Accounts	(616)
Other Revenue not Related Either Directly or Indirectly to the Securities Business	(324,194)
SIPC Net Operating Revenues	$ 10,721,067
General Assessment @ .0025	$ 26,803

General Assessment	$ 26,803
Less Payment Made with SIPC-6 Filed June 30, 2010	(12,179)
Assessment Balance Due	$ 14,624